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Terrence O. Davis (404) 817-8531
terrence.davis@hklaw.com

August 30, 2017

VIA EDGAR
==========
Mr. Jay Williamson
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Leeward Investment Trust (File No. 811-22507)

Dear Mr. Williamson:
At your request, we are submitting this letter on behalf of our client, Leeward Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system. The purpose of this letter is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned, in connection with the review conducted by the Staff of the correspondence filing related to the Preliminary Proxy Statement regarding the Ultra Short Prime Fund (the "Fund") filed with the SEC by the Trust.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.

SEC Review Comments

1.	Comment.
In the voting procedures section, there is language that if a quorum is present, but there are insufficient votes to approve the proposal, the  person named as  proxy may propose an adjournment to permit the further solicitation of proxies. An adjournment to solicit proxies is a substantive proposal for which proxies must be independently solicited and discretionary authority is unavailable. Rule 14a-4. To the extent proxies are being solicited for adjournment of the meeting, please revise the disclosure and proxy card. The proxy card should have an additional voting box so shareholders can vote on whether or not to hold an adjournment to solicit additional proxies.

Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

Mr. Jay Williamson
Securities and Exchange Commission
August 30, 2017

	Response.	References to proposing an adjournment to solicit additional proxies have been removed.

2.	Comment.	With respect to quorum being present paragraph, please revise this paragraph to more closely track 2(a)(42) of 1940 Act.

	Response.	The disclosure has been revised as requested.

3.	Comment.	Please correct the typo re commencement date.

	Response.	The commencement date has been corrected.

4.	Comment.
We note all advisory fees due to Chandler were waived due to expense limitation agreement. Will Chandler recoup any waived fees as result of approval of proposal or otherwise? If so disclose amount to be recouped.

	Response.	The disclosure has been revised to reflect that Chandler will not recoup fees.

5.	Comment.
Briefly explain how and why the board identified Western Asset to replace Chandler. Were any alternatives considered? If so why was Western considered superior? If no alternatives were considered, why not? Please revise to disclose process and considerations behind the board's selection of this particular adviser.

	Response.	The disclosure has been revised to reflect the selection process for Western Asset and to disclose that the Board did not consider alternative advisers.

6.	Comment.
We note disclosure on August 8, 2017 – the board considered certain information re approval of advisory agreement approve the proposed agreement and agreed to recommend to shareholders. Your schedule 14a was filed August 1, 2017. Please tell us why it is appropriate for the Fund to summarize the activities of a board meeting that has not taken place. At this point, how does the Fund know what factors the board will consider and what conclusions it will reach? How does the existence of this disclosure impact the board's ability to carry out its duties? Please advise and once the board has actually met revise the disclosure to reflect what the board actually did.

	Response.	The preliminary proxy was filed to facilitate the staff's review of the proxy and was filed in consultation with the independent trustees, who ratified the filing of the preliminary proxy at the meeting during which the advisory agreement was approved. Further, the trustees were consulted prior to the 15(c) meeting regarding the adviser selection process and the need to file a proxy statement to approve the new adviser if approved, the preliminary proxy was filed with the knowledge of the trustees that the proxy would be withdrawn if the advisory agreement was not approved. The disclosure has been revised to reflect the considerations and determinations of the trustees during the 15(c) meeting.

7.	Comment.
If Western Asset advises other funds with similar investment objectives, Item 22c10 of 14A requires the disclosure of such fund and its size and disclose adviser  compensation before and after any waivers. Given scope of Western Asset's activities, it is unclear why disclosure omitted from filing. Please advise or revise.

Mr. Jay Williamson
Securities and Exchange Commission
August 30, 2017

	Response.	The disclosure has been revised as requested.

8.	Comment.	We note board believes approval of the new investment advisory agreement will benefit fund and its shareholders. Instead of will benefit, we typically see stronger language of best interest. Please explain why will benefit and not best interest being used. In responding please clarify what conclusions applicable law require the board to make and confirm board conclusions and description of them are consistent.

	Response.	The disclosure has been revised to reflect the Board determined that approval of the agreement was in the best interest of the Fund and its shareholders, as was determined at the 15(c) meeting.

9.	Comment.	Please provide copy of investment management agreement with response.

	Response.	The agreement has been provided as requested.

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis
Terrence O. Davis